Room 4561

January 25, 2006

Mr. Richard E. Belluzo
Chief Executive Officer
Quantum Corporation
1650 Technology Drive
Suite 800
San Jose, California 95110

> **Re:** **Quantum Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2005**
> **Filed June 8, 2005**
> **Form 8-K**
> **Filed October 27, 2005**
> **File No. 1-13449**

Dear Mr. Belluzo,

We have reviewed your response letter dated October 21, 2005, as well as the filings referenced above, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2005

Item 7. MD&A of Financial Condition and Results of Operations

Critical Accounting Policies, page 17

1. We have read your response to our prior comment number 1 and believe that disclosures regarding how accurate your estimates related to warranties and contingent tax accruals have been in the past, how much these estimates have changed, and whether these estimates are reasonably likely to change in the future should be provided within the critical accounting policies section. We believe this will allow readers to gain an understanding of the relevant accounting policies and related estimates and evaluate those policies and estimates within the context provided by the required quantitative information. Please revise your disclosures to ensure your critical accounting policies section is complete.

Revenue recognition, page 50

2. Please revise your revenue recognition disclosures to explain your process for recognizing royalty revenues. Explain that you substantiate delivery through obtaining periodic, timely unit reports from licensees that include quantity of units sold to end users that are subject to royalties. In addition, clarify how you determine the amount of revenue to record using the royalty agreements.

GAAP to Non-GAAP Reconciliation of Consolidated Statements of Operations, pages 79 through 82

3. Please explain to us why you believe labeling restructuring items as "special" is sufficiently different than labeling items as "non-recurring," "infrequent," or "unusual" as contemplated by Item 10(e)(1)(ii)(B).

4. We have read your response to prior comment number 6 and note that you have not proposed any additional disclosures related to your non-GAAP information. Question 9 of the FAQ indicates that presenting a non-GAAP financial measure that eliminates recurring charges will depend on all the facts and circumstances. If there is a past pattern of the charges, no articulated demonstration that such charges will not continue, and no other unusual reason that you can substantiate to identify the special nature of the charge, it would be difficult for you to meet the burden of disclosing why the non-GAAP financial measure is useful to investors. Similarly, Question 8 of the FAQ indicates that, while there is no per se prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance. Such measures more likely would be permissible if you reasonably believe that the

Richard E. Belluzo
Quantum Corporation
January 25, 2006
Page 3

financial impact of the item will disappear or become immaterial within a near-term finite period. In addition, we believe more robust disclosures are required in both your filed and furnished documents that contain non-GAAP information, including:

- Why the adjustments are necessary in evaluating your overall financial and operating performance and why the excluded items should not be considered. For example, it remains unclear to us why recurring restructuring activities that appear to be critical to the ongoing performance of your business should be ignored in assessing your performance;

- The material limitations associated with the use of the non-GAAP financial measures; and

- The manner in which management compensates for the limitations when using the non-GAAP measures.

Please note that we believe your disclosures should provide detailed information regarding each non-GAAP measure and each exclusion from the GAAP information. In addition, you should specifically define any references to items such as "overall financial performance," "operating performance" and "core operating performance" as companies and investors may differ as to what these terms represent and how each should be determined. We may have further comment.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476, Mark Kronforst, Senior Staff Accountant at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief